No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated April 25, 2023 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated April 25, 2023 to which it relates, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered under this prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state. Such securities may not be offered or sold within the United States or to a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities to, or for the account or benefit of, persons within the United States or U.S. Persons.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated April 25, 2023 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the head office of Dolly Varden Silver Corporation at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, Phone: 604-375-5578 and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

TO THE
SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 25, 2023

New Issue	May 21, 2025

DOLLY VARDEN SILVER CORPORATION

$1,100,000

295,699 Common Shares

This prospectus supplement (this "Prospectus Supplement") of Dolly Varden Silver Corporation (the "Company", "Dolly Varden", "us" or "we"), together with the accompanying short form base shelf prospectus dated April 25, 2023 (the "Shelf Prospectus"), qualifies the distribution (the "Distribution") of 295,699 common shares of the Company (the "Consideration Shares"). On  May 7, 2025, the Company entered into a mineral property purchase agreement (the "Purchase Agreement") with Strikepoint Gold Inc. (the "Seller"), pursuant to which the Company has agreed to acquire a 100% undivided interest in the property known as the Porter Idaho project (the "Property").The Property, is comprised of 15 mineral claims  and 46 crown grants making up 3,192 Ha in northwestern British Columbia. Pursuant to the Purchase Agreement, as consideration for the purchase of the Property, the Company has agreed to issue the Seller the Consideration Shares.  The Company will not receive any cash proceeds from the distribution of the Consideration Shares.

The outstanding common shares of the Company (the "Common Shares") are listed on the TSX Venture Exchange ("TSXV") under the symbol "DV", the NYSE American LLC ("NYSE American") under the symbol "DVS", and on the Frankfurt Stock Exchange under the trading symbol "DVQ". On May 20, 2025, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $3.80 and the closing price of the Common Shares on NYSE American was US$2.75. The Company received conditional approval from the TSXV on May 16, 2025 and approval from the NYSE American on May 20, 2025 for the listing of the Consideration Shares offered hereunder. Final approval and listing of the Consideration Shares on the TSXV will be subject to the Company fulfilling all of the customary listing requirements of the TSXV.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

No underwriter has been involved in the preparation of this Prospectus Supplement nor has any underwriter performed any review of the contents of this Prospectus Supplement.

Securities legislation in certain of the provinces of Canada provides purchasers of the Consideration Shares with the right to withdraw from or rescind an agreement to purchase such Consideration Shares. See "Purchasers' Statutory Rights" in the Shelf Prospectus.

James Sabala and Forrester (Tim) Clark, each a director of the Company, reside outside of Canada and have appointed Dolly Varden Silver Corporation c/o 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, as their respective agent for service of process in Canada. It may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company's head office is located at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1 and its registered and records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8.

.

TABLE OF CONTENTS

NOTICE TO READERS	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
PRESENTATION OF FINANCIAL INFORMATION	4
METRIC AND IMPERIAL CONVERSIONS	5
DOCUMENTS INCORPORATED BY REFERENCE	5
PRESENTATION OF FINANCIAL INFORMATION	6
USE OF PROCEEDS	6
RECENT DEVELOPMENTS	6
PRIOR SALES	7
TRADING PRICES AND VOLUMES	9
CONSOLIDATED CAPITALIZATION	9
DESCRIPTION OF SHARE CAPITAL	10
PLAN OF DISTRIBUTION	10
RISK FACTORS	10
CERTAIN INCOME TAX CONSIDERATIONS	12
INTEREST OF EXPERTS	12
AUDITORS, REGISTRAR AND TRANSFER AGENT	12
LEGAL MATTERS	12
ENFORCEABILITY OF JUDGEMENT AGAINST FOREIGN PERSONS	13
PURCHASERS' STATUTORY RIGHTS	13
CERTIFICATE OF THE COMPANY	C-1

BASE SHELF PROSPECTUS

NOTICE TO READERS	1
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	1
PRESENTATION OF FINANCIAL INFORMATION	3
MINERAL RESOURCES ESTIMATES	3
METRIC AND IMPERIAL CONVERSIONS	4
DOCUMENTS INCORPORATED BY REFERENCE	4
MARKETING MATERIALS	5
SUMMARY DESCRIPTION OF THE BUSINESS	5
SHARE STRUCTURE	6
CONSOLIDATED CAPITALIZATION	7
EARNINGS COVERAGE RATIOS	7
USE OF PROCEEDS	7
DIVIDENDS AND DISTRIBUTIONS	7
DESCRIPTION OF SECURITIES OFFERED	7
PRIOR SALES	16
TRADING PRICES AND VOLUMES	16
PLAN OF DISTRIBUTION	16
CERTAIN INCOME TAX CONSIDERATIONS	17
RISK FACTORS	17
LEGAL MATTERS	21
AUDITORS, TRANSFER AGENT AND REGISTRAR	21
INTERESTS OF EXPERTS	21
PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS|	22
CERTIFICATE OF THE COMPANY	C-1

( i )

NOTICE TO READERS

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Distribution and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Distribution. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of qualifying the distribution of the Consideration Shares. You should read this Prospectus Supplement along with the accompanying Shelf Prospectus. If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus and are not entitled to rely only on certain parts of the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus to the exclusion of the remainder. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus Supplement and the accompanying Shelf Prospectus, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Dolly Varden" or the "Company", refer to Dolly Varden Silver Corporation together with our subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains or incorporates by reference "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or its mineral projects, or industry results, to be materially different from any future results, expectations, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved although not all forward-looking statements contain such identifying words. These statements reflect the Company's current expectations regarding future events, performance and results based on information currently available and speak only as of the date of this Prospectus Supplement.

Specific statements contained in or incorporated by reference in this Prospectus Supplement that constitute forward-looking statements or forward-looking information include, but are not limited to: (i) the timing and closing of the Distribution; (ii) the potential benefit of the transactions contemplated by the Purchase Agreement, including the acquisition of the Property; (iii) the timing for final receipt of TSXV approval for the Distribution; (iv) information related to the potential acquisition of the Kinskuch property; (v) information related to the potential acquisition of the MTB Properties (vi) future operations of the Company as well as operations at the Big Bulk Project, the Kitsault Valley Project and projects from potential acquisitions (collectively the "Company Projects"); and (v) expected activities or results of exploration, development or mining operations at any mineral project.

With respect to forward-looking statements or information contained in or incorporated by reference in this Prospectus Supplement, in making such statements or providing such information, the Company has made assumptions regarding, among other things: (i) the accuracy of the estimation of mineral resources; (ii) that exploration activities and studies will provide results that support anticipated development and extraction activities; (iii) that the Company will be able to obtain additional financing on satisfactory terms, including financing necessary to advance the development of the Company Projects; (iv) that infrastructure anticipated to be developed or operated by third parties, including electrical generation and transmission capacity, will be developed and/or operated as currently anticipated; (v) that laws, rules and regulations are fairly and impartially observed and enforced; (vi) that the market prices for relevant commodities remain at levels that justify development and/or operation of the  Company Projects; (vii) general economic conditions; (viii) that labour disputes, surface rights disputes, access to property, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; (ix) competitive conditions in the mining industry; (x) title to mineral properties; (xi) changes in laws, rules and regulations applicable to the Company; (xii) the cost and availability of key equipment and consumables required to continue the Company's operations; (xiii) the Company will realize the potential benefits of the consolidation of the  Company Projects; and (xiv) that the Company will be able to obtain, maintain, renew or extend required permits. All other assumptions contained in or incorporated by reference in this Prospectus Supplement constitute forward-looking information.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed above and below and under "Risk Factors", as well as uncertainties including, among others: risks associated with the inherently speculative nature of the Company's business; the anticipated substantial future capital expenditures associated with exploration and development of the Company's assets and the availability of financing required to sustain the Company on terms acceptable to the Company; the uncertainty as to whether the Company will ever be able to successfully establish profitable mining operations; Fury Gold Mine's ability to exercise significant control over the Company; the Company's ability to compete in a competitive market; risks associated with the volatility of the prices of silver, gold and other metals; risks inherent in the commercial uncertainty of mineral resources; geological characteristics; unforeseen technological and engineering problems; metallurgical characteristics of the mineralization; the adequacy of infrastructure and rehabilitation or upgrade of existing infrastructure; the availability of equipment and facilities necessary to complete development; environmental risks related to exploration and mining operations and related regulations; the Company's ability to maintain good relationships with communities local to its projects; the exposure to various levels of political, economic and social risks; the reliance on key personnel or other roles that require specialized skills and knowledge; risks associated with working in remote regions; the availability and productivity of skilled labour; the potential for management of the Company to have interests that diverge from those of the Company; the Company's history of not paying dividends; the Company's ability to issue an unlimited number of Common Shares; the impacted of future sales of Common Shares by the Company; the impact that market activity could have on the trading price of our Common Shares; the impact that securities or industry analysts recommendations may have changes in laws or regulations; the regulation of the mining industry by various governmental agencies; the Company's title to its mineral projects; costs of land payments, royalties and work commitments; costs associated with land reclamation; the Company's limited operating history; the Company's ability to realize benefits from its corporate actions; the cost of consumables and mining equipment; the impact of climate change; litigation risks; interest rates; the impact of past and future public health crises; inflation; economic impacts caused by Russia's military invasion of Ukraine, the ongoing conflict between Israel and Hamas or other sources of global instability; the integrity of the Company's information technology systems; uncertainty in the global economy caused by the threat or imposition of tariffs; and market perception of junior mining companies.

Certain risks and assumptions are described in more detail under the heading "Risk Factors" in this Prospectus Supplement and in the accompanying Shelf Prospectus and under the heading "Risk Factors" in the AIF (as defined below) and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. New risks may emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company to predict all such factors, changes in such factors and to assess in advance the impact of such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements contained in or incorporated by reference in this Prospectus Supplement.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. This Prospectus Supplement, through the documents incorporated by reference, also contains references to estimates of mineral resources. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates of mineral resources is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Company Projects, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in silver, gold or other mineral prices; (ii) results of drilling; (iii) results of metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates; and (vi) the possible failure to receive required permits, approvals and licences.

Although the forward-looking statements contained in or incorporated by reference in this Prospectus Supplement are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements, as a result of, amongst others, those factors noted above and those listed in the AIF under the heading "Risk Factors" and in this Prospectus Supplement and in the accompanying Shelf Prospectus under the heading "Risk Factors". Accordingly, readers should not place undue reliance on forward-looking information. These forward-looking statements are made as of the date of this Prospectus Supplement and are expressly qualified in their entirety by this cautionary statement. Subject to applicable Canadian securities laws, the Company assumes no obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this Prospectus Supplement.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus Supplement refer to Canadian dollars, which is the Company's functional currency. Any references to "US$" in this Prospectus Supplement refer to United States dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

METRIC AND IMPERIAL CONVERSIONS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

From metric	To imperial	Multiply by	From imperial	To metric	Multiply by
Hectares	Acres	2.471	Acres	Hectares	0.405
Metres	Feet	3.281	Feet	Metres	0.305
Kilometres	Miles	0.621	Miles	Kilometres	1.609
Tones	Tons (2,000 lbs)	1.102	Tons (2,000 lbs)	Tones	0.907

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Distribution. Information has been incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus from documents filed by us with securities commissions or similar authorities in Canada. As of the date of this Prospectus Supplement, our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Quebec, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the accompanying Shelf Prospectus:

(a) the Company's annual information form for the fiscal year ended December 31, 2024, dated April 30, 2025 (the "AIF");

(b) the Company's audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 together with the auditors' report thereon and notes contained therein;

(c) the Company's interim consolidated financial statements for the three months ended March 31, 2025 and March 31, 2024 (the "Interim Financial Statements");

(d) the Company's management's discussion and analysis of results of operations and financial condition for the fiscal year ended December 31, 2024;

(e) the Company's interim management's discussion and analysis of the results of operations and financial condition for the three months ended March 31, 2025; and

(f) the material change report dated April 7, 2025 in respect of the Company's listing of its Common Shares on the NYSE American and the Consolidation (as defined below).

Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management's discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 − Short Form Prospectus Distributions filed by Dolly Varden with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Distribution shall be deemed incorporated by reference into this Prospectus Supplement for the purposes of the Distribution. Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement and the Shelf Prospectus, and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus for the purpose of the Distribution shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Shelf Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein or therein, except as so modified or superseded.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the head office of Dolly Varden Silver Corporation at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, Phone: 604-375-5578 and are also available electronically at www.sedarplus.ca.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus Supplement have been rounded for clarity of presentation. Unless otherwise indicated, financial information included or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus has been prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus Supplement and the accompanying Shelf Prospectus have been rounded for clarity of presentation.

USE OF PROCEEDS

The Company will not receive any proceeds from the distribution of the Consideration Shares as the Consideration Shares are being issued as consideration in connection with the Purchase Agreement.

RECENT DEVELOPMENTS

On April 2, 2025, Dolly Varden announced it applied to list its issued and outstanding Common Shares on the NYSE American, and further announced on April 15, 2025 that it received approval to be listed on the NYSE American. Dolly Varden also announced on April 2, 2025 that in connection with the NYSE American listing, it would proceed with a 4:1 consolidation of its Common Shares (the "Consolidation"). See the material change report dated April 7, 2025 under "Documents Incorporated by Reference", above, and "Consolidated Capitalization", below, for further information.

On April 4, 2025, Dolly Varden announced that it had engaged the services of ICP Securities Inc. ("ICP") to provide automated market making services, including use of its proprietary algorithm, ICP Premium™, in compliance with the policies and guidelines of the TSXV and other applicable legislation.

On April 17, 2025, Dolly Varden announced that it entered into a marketing services agreement with LFG Equities Corp. (''LFG'') to provide strategic advice and digital media and marketing services to the Company. LFG, a Toronto-based company, will provide strategic advice, media buying and distribution, and marketing services through on-line media placements for the Company, including but not limited to newsletters.

On May 5, 2025, Dolly Varden announced that it entered into a definitive agreement with Hecla Canada Ltd. ("Hecla") to acquire the Kinskuch property in northwest BC's Golden Triangle for consideration of $5 million, which shall be satisfied by Dolly Varden issuing 1,351,963 Common Shares to Hecla. Hecla will also retain a 2% net smelter return royalty on the Kinskuch property area. The royalty will include a 50% buyback right, for $5 million, that will allow Dolly Varden to reduce the royalty to 1% at any time.

On May 15, 2025, Dolly Varden announced that it entered into a definitive agreement with MTB Metals Corp. ("MTB Metals") to acquire MTB Metals' interests in four properties totaling over 20,000 hectares (collectively, the "MTB Properties"), in the Golden Triangle. The MTB Properties include American Creek Property (consisting of Mountain Boy Property, Silver Crown Property, and Dorothy Property), the Theia Property, the BA Property, and the Red Cliff Property. The consideration payable pursuant to the terms of the agreement consist of up to 500,000 Common Shares at a deemed value of $3.59 per Common Share and a net smelter return royalty of 1.0% on all production from each of the Mountain Boy Property, the BA Property, the Theia Property, and the Silver Crown Property. Dolly Varden will also assume and step into MTB Metals' obligations under MTB Metals' option agreement to acquire the Dorothy Property (the "Dorothy Option") and MTB Metals' joint venture agreement with respect to the Red Cliff Property. The number of Common Shares actually issuable to MTB Metals on closing will be adjusted downwards to factor in the outstanding payment obligations under the Dorothy Option, if any.

PRIOR SALES

The following table sets forth certain information regarding the sale of Common Shares or securities that are convertible into Common Shares during the 12 months preceding the date of this Prospectus Supplement. All information set forth below is stated on a post-Consolidation basis.

Date of Issue	Number and Type of Securities	Issue Price/Exercise Price ($)
April 17, 2024	12,500 Common Shares(1)	1.20
April 18, 2024	50,000 Common Shares(1)	2.84
April 18, 2024	50,000 Common Shares(1)	3.16
April 25, 2024	13,380 Common Shares(3)	2.76
May 13, 2024	12,500 Common Shares(1)	1.20
May 13, 2024	6,250 Common Shares(1)	1.00
May 22, 2024	25,000 Stock Option (2)	4.24
May 27, 2024	41,073 Common Shares(3)	2.76
May 30, 2024	50,000 Common Shares(1)	1.00
June 19, 2024	2,500 Common Shares(1)	1.00
June 24, 2024	25,000 Common Shares(1)	1.00
June 24, 2024	18,750 Stock Option (2)	4.00
July 16, 2024	8,333 Common Shares(1)	2.84
July 18, 2024	8,750 Common Shares(1)	3.88
July 18, 2024	5,500 Common Shares(1)	3.36

Date of Issue	Number and Type of Securities	Issue Price/Exercise Price ($)
September 5, 2024	6,250 Common Shares(1)	3.16
September 16, 2024	6,250 Common Shares(1)	2.84
October 8, 2024	8,334 Common Shares(1)	2.84
October 8, 2024	3,750 Common Shares(1)	3.36
October 22, 2024	16,250 Common Shares(1)	3.88
October 22, 2024	7,250 Common Shares(1)	3.36
October 22, 2024	62,500 Common Shares(1)	1.00
October 24, 2024	16,667 Common Shares(1)	2.84
October 29, 2024	500,000 Common Shares(1)	1.00
October 30, 2024	25,000 Common Shares(1)	1.20
December 5, 2024	6,250 Common Shares(1)	1.20
December 11, 2024	12,500 Common Shares(1)	1.20
January 20, 2025	7,500 Common Shares(1)	1.00
January 20, 2025	10,938 Common Shares(1)	1.00
February 3, 2025	3,125 Common Shares(1)	1.00
February 21, 2025	37,500 Common Shares(1)	2.84
February 28, 2025	548,500 Stock Option (2)	4.00
March 5, 2025	80,735 Common Shares(3)	3.84
March 10, 2025	78,165 Common Shares(3)	3.84
March 10, 2025	37,500 Common Shares(1)	1.00
March 28, 2025	12,324 Common Shares(3)	3.84
May 14, 2025	98,583 Common Shares(3)	4.00

Notes:

(1) Common Shares issued pursuant to exercise of stock options ("Options") under the Company's stock option plan.

(2) Options granted pursuant to the Company's Stock Option Plan.

(3)  Common Shares issued pursuant to Settlement of restricted share units ("RSUs") under the Company's restricted share unit plan.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	11,763,647	14.78%

Notes:

(1) Stated on a post-Consolidation basis.

On February 25, 2022 the Company entered into an investor rights agreement (the "Investor Rights Agreement") with Fury in connection with the completion of the Company's acquisition of the Homestake Ridge gold-silver project (as it was then called), located adjacent to the Company's Dolly Varden Project (as it was then called), from Fury.  The Investor Rights Agreement provides that Fury will not sell or trade any Common Shares unless Fury complies with certain restriction including that (i) Fury has provided Dolly Varden with 10 business days' written notice of its intention to sell a specified number of Common Shares at no less than a specified price and Dolly Varden has had a period of 10 business days to attempt to arrange for purchasers of such Common Shares; and (ii) Fury restricts the number of Common Shares sold by it on a daily basis so that such Common Shares do not exceed 10% of the daily trading volume of the Common Shares on the TSXV provided that Fury may undertake sales in excess of this daily volume limit via block trades of at least 500,000 Common Shares.

TRADING PRICES AND VOLUMES

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the TSXV for during the 12 months preceding the date of this Prospectus Supplement (stated in Canadian dollars on a post-Consolidation basis):

	Price Range (prices in Canadian dollars)
Month	High $	Low $	Volume
May 1 - 20	3.94	3.46	1,736,156
April 2025	4.24	3.21	2,975,245
March 2025	4.64	3.52	1,595,760
February 2025	4.44	3.60	1,750,042
January 2025	4.28	3.72	1,149,200
December 2024	4.6	3.44	1,371,920
November 2024	5.24	4.18	2,393,337
October 2024	5.84	4.32	2,566,511
September 2024	4.68	3.8	1,435,913
August 2024	4.6	3.64	1,749,965
July 2024	4.88	4.04	934,350
June 2024	4.8	3.88	1,336,940
May 2024	5.16	3.6	1,549,444
April 2024	4.32	3.44	1,754,229

Notes:

(1) Includes intra-day lows and highs.

(2) Total volume traded in the month from TMX Money.

The following table sets forth the price range and trading volume of the Common Shares as reported by the NYSE American since the Company began trading on the NYSE American on April 21, 2025:

	Price Range
Month	High US$	Low US$	Volume
May 1 - 20, 2025	2.84	2.48	3,792,930
April 21 - 30, 2025	2.95	2.50	2,423,396

Notes:

(1) Includes intra-day lows and highs.

(2) Total volume traded in the month from TMX Money.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company's share or loan capital, on a consolidated basis, since the date of the Interim Financial Statements, other than as outlined under the heading "Prior Sales" and described below.

Effective as of April 7, 2025, the Company implemented the Consolidation on the basis of one new post consolidation Common Share for every four existing pre-consolidation common shares. The Consolidation reduced the number of issued and outstanding common shares from 318,077,469 on a pre-Consolidation basis to approximately 79,519,464 Common Shares on a post-Consolidation basis. No fractional Common Shares were issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will be rounded to the nearest whole Common Share. In this Prospectus Supplement, the number and price of Common Shares, Options and RSUs are stated on post-Consolidation basis giving retroactive effect to the Consolidation.

DESCRIPTION OF SHARE CAPITAL

Dolly Varden's authorized share capital consists of an unlimited number of Common Shares on a post-Consolidation basis. As at the date hereof, the Company has 79,618,047 Common Shares issued and outstanding, as well as 2,850,375 Options and 605,636 RSUs. Upon completion of the Distribution, there will be an aggregate 79,913,746 Common Shares issued and outstanding.

For a description of the terms of the Common Shares, see "Description of Securities Offered - Common Shares" in the Shelf Prospectus.

PLAN OF DISTRIBUTION

As consideration for the purchase of the Property and in accordance with the terms of the Purchase Agreement, the Company has agreed to issue the Consideration Shares to the Seller at a deemed price of $3.72 per Consideration Share (being the closing price of the Common Shares on the TSXV on May 6, 2025, the last trading day before entering into the Purchase Agreement). The Seller and Dolly Varden are not considered to be insiders, associates, affiliates or related parties of each other, as those terms are defined in applicable securities laws, however, Shawn Khunkhun, acts as both the Chief Executive Officer, President and a Director of Dolly Varden and as Chairperson of the Board and Director of Strikepoint Gold Inc. Consequently, the terms of the Purchase Agreement were determined by negotiation between disinterested members of management of the Company and the Seller. No underwriter has been involved in the distribution of the Consideration Shares.

The Common Shares are listed on the TSXV under the symbol "DV", on the NYSE American under the trading symbol "DVS", and on the Frankfurt Stock Exchange under the trading symbol "DVQ". The Company received conditional approval for listing of the Consideration Shares on the TSXV on May 16, 2025 and approval from on the NYSE American on May 20, 2025. Listing of the Consideration Shares on the TSXV will be subject to the Company fulfilling all of the customary listing requirements of the TSXV.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business. Investing in the Common Shares involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information contained in this Prospectus Supplement and the documents incorporated by reference, you should carefully consider the risks described below together with other risks described under the "Risk Factors" section of the accompanying Shelf Prospectus before purchasing any securities of the Company. Any one or more of such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Additional issuance of Common Shares may result in dilution.

The Company is allowed to issue an unlimited number of Common Shares, in many cases. As part of the Distribution, the Company will issue 295,699 Common Shares. The Company may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company may also issue Common Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The price of the Common Shares is subject to market price volatility.

The market price of the Common Shares may be adversely affected by a variety of factors relating to the Company's business, including fluctuations in the Company's operating and financial results, the results of any public announcements made by the Company and the Company's failure to meet analysts' expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Company's performance. Additionally, the value of the Common Shares are subject to market value fluctuations based upon factors which influence the Company's operations, such as legislative or regulatory developments, competition, technological change and the performance of equity markets and changes in interest rates. Accordingly, investors may not be able to sell their Common Shares at or above the value at which they were acquired.

Investing in the Common Shares is speculative, and investors could lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Common Shares.

Our business may be affected by global economic conditions.

Global financial markets have at various times in the past, and may, in the future, experience extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks, including rising inflation, related government interventions, and global supply-chain disruption. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, fuel and energy costs; potential changes to trade policy, including tariff and import/export regulations; consumer spending; employment rates; business conditions; inflation; consumer debt levels; lack of available credit; the state of the financial markets; or rising interest rates and tax rates, may adversely affect our growth and potential future profitability.

Future economic shocks may be precipitated by a number of causes, including, but not limited to, a rise in the price of oil and other commodities; the volatility of metal prices; rising inflation and interest rates; geopolitical instability; war; invasions or other armed conflicts; terrorism; pandemics; epidemics or other health concerns; the devaluation and volatility of global stock markets; tariffs and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

Tariffs could negatively impact our operations.

Since February 2025, multiple tariff measures between the US, Canada and other countries have been implemented and subsequently adjusted.

The continued implementation, timing and rates of potential US tariffs, the countries on which they are levied and the responses from such countries are difficult to predict at this time. We do not export products to the US and would not be directly impacted by the imposition of new tariffs on goods imported into the US. However, a Canada-US or a broader trade war also has the potential to adversely impact global supply chains and make supplies that we require at the Company  Projects more expensive, harder to obtain or unavailable. Scarcity in the global supply chain would likely increase the cost of supplies required generally, which could impair our ability to operate.

The indirect effects of tariffs imposed by the US or by counter tariffs in response are difficult to assess, but the potential for tariffs represents a risk and may adversely affect our business, financial condition and results of operations.

TSXV and NYSE American Listings

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV and the NYSE American. If the TSXV or the NYSE American delists the Common Shares from trading on its exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a "penny stock" which will require brokers trading in the Common Shares to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

CERTAIN INCOME TAX CONSIDERATIONS

The acquisition of the Consideration Shares described herein may subject a holder of Consideration Shares to tax consequences in Canada. This Prospectus Supplement does not describe these tax consequences. The Company has not made any representation regarding the tax consequences of an investment in the Consideration Shares and a holder of Consideration Shares is urged to consult its own tax adviser for advice as to the consequences to it of holding Consideration Shares.

INTEREST OF EXPERTS

Robert van Egmond, Vice-President Exploration of the Company, has reviewed and approved the scientific and technical information in respect of the Company Projects contained in this Prospectus Supplement, to ensure that the technical information contained in this Prospectus Supplement is an accurate summary of the original reports and data provided to or developed by the Company. Mr. van Egmond is considered, by virtue of his education, experience and professional association, to be a Qualified Person for the purposes of NI 43-101. Mr. van Egmond is not independent of the Company within the meaning of NI 43-101.

Other information regarding certain experts is contained in the accompanying Shelf Prospectus under "Interests of Experts" and remains current to the date hereof.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of the Company is Davidson & Company LLP, Chartered Professional Accountants, at its offices located at 609 Granville St #1200, Vancouver, BC V7Y 1H4. Davidson & Company LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Computershare Investor Services Inc., at its principal office at 510 Burrard Street, 3rd Floor, Vancouver, BC, Canada, V6C 3B9, is the transfer agent for the Common Shares.

LEGAL MATTERS

Certain legal matters in connection with the Distribution will be passed upon on behalf of the Company by Stikeman Elliott LLP.  As of the date of this Prospectus Supplement, partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

ENFORCEABILITY OF JUDGEMENT AGAINST FOREIGN PERSONS

James Sabala and Forrester (Tim) Clark, each a director of the Company, reside outside of Canada and have appointed Dolly Varden Silver Corporation c/o 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, as their respective agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser's province or territory.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory, if applicable, for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE COMPANY

Dated: May 21, 2025

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except Québec.

DOLLY VARDEN SILVER CORPORATION

By: (Signed) "Shawn Khunkhun"	By: (Signed) "Ann Fehr"
Shawn Khunkhun, CEO	Ann Fehr, CFO

On behalf of the Board of Directors

By: (Signed) "Darren Devine"	By: (Signed) "Michael Henrichsen"
Darren Devine	Michael Henrichsen

C-1